NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS INC.
FILES REGISTRATION STATEMENT IN THE UNITED STATES
FOR OFFERING OF COMMON SHARES

Acheson, Alberta, June, 29, 2007 – North American Energy Partners Inc. (TSX / NYSE: NOA) (the “Company”) took initial regulatory steps today to register the public offering of up to 2,875,000 common shares by the Company and a secondary offering of up to 14,087,500 by certain selling shareholders.

The Company has filed a registration statement with the United States Securities and Exchange Commission (the “SEC”) covering this offering in the United States. The registration statement has not yet become effective.  The common shares may not be sold nor an offer to buy be accepted in the United States before the registration statement becomes effective.

When available, a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 may be obtained from:

Credit Suisse Securities (USA) LLC	UBS Investment Bank
Attn: Prospectus Department	Attn: Prospectus Department
11 Madison Avenue	299 Park Avenue
New York, NY 10010	New York, NY 10171

The registration statement may also be accessed directly from the SEC at www.sec.gov.

The Company expects to also file a preliminary short form prospectus relating to this offering with securities regulatory authorities of the provinces and territories of Canada. This prospectus will cover the distribution of common shares in Canada. The common shares may not be sold nor an offer to buy be accepted in Canada before a prospectus is filed in Canada and authorization is obtained from the securities regulatory authorities of the provinces and territories of Canada.

This news release is not an offer to sell nor is it a solicitation of an offer to buy these securities. These securities may not be sold nor may an offer to buy these securities be accepted prior to their registration or qualification under securities laws.

About the Company

The Company is one of the largest providers of mining and site preparation, piling and pipeline installation services in western Canada.  For more than 50 years, the Company has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. The Company maintains one of the largest independently owned equipment fleets in the region.

The release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words "may", "could", "would", "should", "believe", "expect", "anticipate", "plan", "estimate", "target", "project", "intend", "continue", "further" or similar expressions. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond our control. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein are enumerated in the registration statement filed by the Company with the SEC.  Undue reliance should not be placed upon forward-looking statements and we undertake no obligation, other than as required by applicable law, to update or revise those statements.

For further information, please contact:

Kevin Rowand
Investor Relations, Manager
North American Energy Partners Inc.
Phone: (780) 960-4531
Fax:           (780) 960-7103
Email: krowand@nacg.ca